Technip Energies B.V.

6 Allée de l’Arche, Faubourg de l’Arche, ZAC Danton

92400 Courbevoie, France

December 18, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Scott Anderegg
Office of Trade & Services

Re:	Technip Energies B.V.
Draft Registration Statement on Form F-1
Submitted November 10, 2020
CIK No. 0001792045

Ladies and Gentlemen:

This letter sets forth the responses of Technip Energies B.V. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 7, 2020 (the “Comment Letter”) with respect to the Company’s confidential draft registration statement on Form F-1 submitted to the Commission on November 10, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially submitting through EDGAR our second draft of the Registration Statement (“Draft No. 2”).

For your convenience, we have reproduced each comment of the Staff as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Draft No. 2 unless otherwise stated. Capitalized terms used but not defined herein have the meanings given to such terms in Draft No. 2.

Prospectus Summary, page 1

1.	We note your disclosure that gas prices fell dramatically and demand for your products significantly reduced, both as a result of COVID-19. We further note that COVID-19 has had and may continue to have an adverse impact on your financial condition; for example, during your operations for the six months ended June 30, 2020 €26.2 million in charges were related to COVID-19. In your Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Business discussions please expand your disclosure, and quantify to the extent possible, the actual and anticipated impact of COVID-19 on your business operations. For guidance, refer to CF Disclosure Guidance Topic No. 9 (March 25, 2020).

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 12, 22, 68, 80 and 104-105.

Securities and Exchange Commission
December 18, 2020

Organizational Structure, page 3

2.	We note that Bpi(france) will be one of your shareholders after the spin off. In an appropriate place, please revise to explain how and when Bpi(france) will acquire your shares.

Response: The Company acknowledges the Staff’s comment. TechnipFMC plc (“TechnipFMC”) currently owns all of the outstanding ordinary shares of the Company and will retain a portion of the outstanding ordinary shares of the Company following completion of the Spin-off (the “Retained Shares”). TechnipFMC is currently negotiating the sale of a portion of such Retained Shares with certain potential third party purchasers. As of the date hereof, TechnipFMC has not entered into any definitive agreements with respect to the sale of the Retained Shares to any such third parties. We have accordingly revised the Registration Statement to remove the references to Bpi(france) pending TechnipFMC’s entry into definitive agreements with respect to the sale of the Retained Shares. If a formal agreement is reached between TechnipFMC and any third party purchaser, the Company undertakes to provide revised disclosure identifying such purchaser and the method by which such purchaser will acquire the ordinary shares of the Company from TechnipFMC. Please see pages 4 and 99.

Technip Energies Dividend and Listing, page 3

3.	We note your statement, “Technip Energies will apply to list its shares on Euronext Paris and may register its shares with the SEC under applicable U.S. federal securities laws.” This disclosure seems to be inconsistent with other disclosures in your prospectus that make it clear that you are registering the shares being issued in connection with the spinoff. Please revise for consistency and clarity.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 3.

Capitalization, page 52

4.	Please include a double underline beneath cash and cash equivalents to clarify that such amounts are not included in your total capitalization.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 55.

5.	Please revise your capitalization disclosures to explain the nature and amounts of the adjustments that will be made to your historical capitalization as of June 30, 2020 to arrive at your capitalization as adjusted to give effect to the new Bridge Term Facility and Revolving Credit Facility and certain cash transfers between you and TechnipFMC, and as further adjusted to give effect to the consummation of the Spin-Off.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 55-56.

Selected Combined Financial Data, page 54

6.	Please disclose the exchange rates as of the latest practicable date and the end of each period, the average rates, and the range of high and low rates for each period presented. See Instruction 5 to Item 301 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 57.

Securities and Exchange Commission
December 18, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

7.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that Net profit (loss) attributable to owners of the Technip Energies Group was € 146.3 in 2019, € (85.4) in 2018 and € 58.6 in 2017. Please revise this section to elaborate upon and explain this performance. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 66.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue, page 63

8.	You disclose that you recognized changes in contract estimates that had an impact on your margin in 2019 and 2018 and you attributed the changes to better than expected project performance results. Please revise to specify in further detail how the changes in contract estimates impacted your margin, including any impacts to revenue and cost of sales, and how they affected your order backlog, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 69.

Business, page 73

9.	Please provide a description of any human capital measures or objectives that you use or focus on in managing your business. Such factors may include, as examples only, measures or objectives that address the development, attraction and retention of personnel. Refer to Item 101(c)(2)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 104-105.

Intellectual Property, page 86

10.	We note your discussion of your intellectual property. Please augment your disclosure to make sure that it reflects the post spin off status of your intellectual property. For example, disclose whether TechnipFMC will sell, transfer or license patents to you, or otherwise. If TechnipFMC is going to sell, transfer or license patents to you, describe the terms of the licenses.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 97 and 129-30.

Securities and Exchange Commission
December 18, 2020

Major Shareholders, page 110

11.	Please revise the footnotes to identify the natural persons with voting and/or investment control over the beneficial owners listed in the table. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. No natural person has voting and/or investment control over any of the beneficial owners listed in the table. Please see page 124.

Service of Process and Enforcement of Civil Liabilities, page 145

12.	We note your discussion of the limits of effecting service, bringing a law suit and enforcing a judgement in a Dutch court. Please provide risk factor disclosure of an investor's ability:

●	to effect service of process within the United States against any of your non-U.S. resident officers or directors;

●	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

●	to enforce in a Dutch court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

●	to bring an original action in a Dutch court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Response: The Company acknowledges the Staff’s comment and has added a risk factor to the Registration Statement accordingly. Please see page 30.

Combined Financial Statements of Technip Energies for the Years Ended December 31, 2019, 2018 and 2017

Note 1. Accounting Principles

1.1. Background, page F-9

13.	Your disclosure on page F-9 and elsewhere in the filing indicates that the Technip Energies Group that will be spun-off by TechnipFMC includes businesses that were formerly part of the Onshore/Offshore, the Surface Technology and Subsea business segments of TechnipFMC. We also note from your disclosures included in the filing that the Technip Energies Group intends to enter into various transactions in connection with the spin-off such as a Bridge Term Facility as discussed on page 16, a share purchase agreement with certain investors as described on page 41, and the Tax Matters Agreement, Employee Matters Agreement, and the Transition Services Agreement with TechnipFMC as discussed on pages 111 through 114 of the filing. Given the various transactions that are occurring in connection with the spin-off transaction, please revise to include pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to these various transactions and agreements. Refer to the guidance outlined in Rule 11-01(a)(7) of Regulation S-X, Item 17 of Form 20-F and General Instruction B(d) to Form 20-F. Alternatively, please explain why you do not believe this is required.

Securities and Exchange Commission
December 18, 2020

Response: The Company believes that the historical financial statements included in the registration statement accurately reflect in all material respects the results of operations and financial position of Technip Energies and its subsidiaries as an autonomous combined entity, no longer included as part of another entity. The financial impact of the various agreements the Company entered into with TechnipFMC (“TFMC”) as part of the separation, including the Transition Services Agreement, Tax Matters Agreement, and Employee Matters Agreement, is already reflected in the Company’s historical financial statements, so that pro forma financial statements are not “necessary to reflect operations and financial position of the registrant as an autonomous entity.” Reg. S-X, Rule 11-01(a)(7). However, the Company did include a placeholder as relates to pro forma earnings per share in the filing once such information is available.

The Company entered into a Transition Services Agreement with TFMC as noted in the registration statement. Pursuant to this agreement, any shared business functions that have not been separated prior the Spin-off shall be provided on an interim transitional basis until the Company (or TFMC, where the services are provided by the Company) has developed the capability to provide the relevant services and support themselves, or has appointed a third-party provider to provide those services and support. This agreement effectively memorializes the historical relationship and expense allocation between the Company and TFMC related to the shared services of the Company that are reflected in the historical financial statements included in its registration statement. Therefore, the Company does not expect any significant impact on its cost structure or the manner in which it conducts its business as a result of this agreement.

The Company entered into a Tax Matters Agreement with TFMC as noted in the registration statement. Generally, TechnipFMC will be liable for all pre-Distribution taxes attributable to the Technip Energies Business required to be reported on either combined, consolidated, unitary or similar returns that include one or more of TechnipFMC and its subsidiaries (other than us and our subsidiaries) and one or more of us and our subsidiaries or returns that include only one or more of TechnipFMC and its subsidiaries (other than us and our subsidiaries). We will generally be liable for all taxes attributable to our business required to be reported on returns that include only one or more of us and our subsidiaries.The Company’s historical financial statements included in the registration statement have been prepared on a basis that is consistent with this agreement. Therefore, the Company does not expect any significant impact on its cost structure or the manner in which it conducts its business as a result of this agreement.

Under the Employee Matters Agreement entered into with TFMC, the Company will (1) assume all such liabilities relating to our employees and former employees of TechnipFMC who worked wholly or substantially in the Technip Energies business; (2) provide each of our current employees with the same basic salary and contractual benefits that he or she received prior to the date of his or her transfer to the Company; and (3) establish a cash bonus pool and provide employee benefit plans that are substantially similar to those that apply to them prior to the date of the Spin-off. Awards granted under TFMC share-based incentive schemes will be treated as follows: (1) TFMC RSUs, to the extent not previously vested, will accelerate, and be settled into TFMC shares prior to the Spin-off; (2) TFMC PSUs that are scheduled to vest in less than one year from the completion of the Spin-off, to the extent not previously vested, will vest and be settled into TFMC shares prior to the Spin-off; and (3) the 2020 equity grant made by TFMC to Transitioning Directors will not accelerate and will be forfeited. This agreement effectively memorializes the historical relationship and SG&A expense allocation between the Company and TFMC related to the employees of the Company as reflected in the historical financial statements in the registration statement. The Company does not expect any significant impact on its cost structure or the manner in which it conducts its business as a result of this agreement.

As noted within the registration statement, the Company intends to enter into certain financings in anticipation of the Spin-off, including a Share Purchase Agreement with a potential investor, a Bridge Term Facility and New Revolving Credit Facility. The Company has amended the presentation of the table as set forth in the section titled “Capitalization and Indebtedness” to include adjustments related to these financings.

Securities and Exchange Commission
December 18, 2020

1.5 Summary of Significant Accounting Policies

f) Segment information, page F-21

14.	Your disclosure on page F-9 indicates that your financial statements include businesses that were formerly part of the Onshore/Offshore, the Surface Technology and Subsea business segments of TechnipFMC. Please tell us and revise to expand the current disclosures regarding the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Please refer to paragraph 22 of IFRS 8. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in paragraph 5 of IFRS 8 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in paragraph 12 of IFRS 8 and the quantitative thresholds in paragraph 13 of IFRS 8 in determining your reportable segment. Please be detailed in your response.

Response: The Company respectfully advises the Staff that it does not consider the former parts of Onshore/Offshore, the Surface Technology and Subsea business segments of TechnipFMC (“TFMC”) to be operating segments of the Company pursuant to IFRS 8. IFRS 8 defines an operating segment as a component of an entity:

a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

b)	whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and;

c)	for which discrete financial information is available.

As explained in the notes to the Combined Financial Statements, management has identified one single operating segment which also represents its reporting segment at the company wide level. This determination has been made based on the guidance in IFRS 8 considering the level of information provided to the Chief Operating Decision Maker (“CODM”) over the years presented.

Historically, TFMC's CODM is the CEO, Douglas Pferdehirt. Mr. Pferdehirt is charged with making the key operating decisions to allocate resources and assess performance of the Company's businesses. He reviews information quarterly at the operating segment level. Each of the reports reviewed contain the following information: backlog, order intake, revenues, costs of sales, gross margin, EBIT and EBITDA. He uses this financial information as the basis for his performance evaluation and resource allocation decisions.

Securities and Exchange Commission
December 18, 2020

Management first considered if Onshore businesses and Offshore businesses could potentially represent different operating segments and decided they could not because the CODM (i.e. CEO) does not review the operating results on a separate Onshore and Offshore basis as no measure of profit or assets is available and reviewed by the CODM at a more granular level than the entire onshore-offshore segment of TFMC. In addition, management determined that the geographic locations do not represent separate operating segments.

In addition, management determined that Genesis Oil and Gas, Loading Systems and Cybernetix do not represent separate operating segments. Although Genesis Oil and Gas, Loading Systems and Cybernetix each generate revenues and incur expenses, and have discrete financial information, the CODM has not reviewed operating results at the level of Genesis Oil and Gas, Loading Systems and Cybernetix. Further, the scale of these three businesses is not material compared with the entire business of the Company (less than 3% of Revenue in the years ended December 31, 2018 and 2019, respectively).

For carve out financial statement preparation purposes, management determined that Technip Energies is one single operating segment which is also its reporting segment. Therefore, the Company has not revised or expanded the current disclosures.

Note 25. Related Parties Disclosures

25.2 Transactions with TechnipFMC, page F-71

15.	We note a line item titled “Other” in the components of Net Contributions From/(Distributions To) TechnipFMC tabular disclosure on top of page F-72. Please revise to disclose what the “Other” component represents including any material subcomponents and related amounts.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-72.

Note 26. Market Related Exposure

26.1. Liquidity Risk

Net Cash, page F-73

16.	We note your disclosure of a non-IFRS financial measure, net cash, here and on page F-109. Please revise to move disclosure of this non-IFRS measure from the notes to your financial statements to elsewhere in the filing or explain why you do not believe this is required. Refer to Item 10(e)(1)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to remove the disclosure of this non-IFRS Net Cash measure from the notes to its financial statements. Please see pages F-73, F-74 and F-110.

Securities and Exchange Commission
December 18, 2020

Note 27. Companies Included in the Scope of the Combined Financial Statements

27.1 Principal Subsidiaries, page F-78

17.	Your disclosure on page F-79 indicates that as of December 31, 2019 you hold a 50% interest in Yamal Services SAS. We also note from your disclosure on page 58, that in the fourth quarter of 2016, you obtained voting control interest in the Yamal entities and as of December 31, 2016, total assets, liabilities and equity related to these entities were consolidated in your combined statement of financial position. We also note that beginning on January 1, 2017, your results of operations reflect the consolidated results of operations related to these entities. Given that you do not appear to hold a majority interest in the Yamal Joint Venture arrangement, please explain the nature and terms of the arrangement that provided you with a voting control interest in this entity. Refer to the guidance in IFRS 10.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to add a footnote to the Yamal Services SAS column in the Principal Subsidiaries table. The footnote text reads as follows: “TechnipFMC has an ownership interest in Yamal Services SAS of 150.002 shares (of a total outstanding 300.000 shares), or 50.0007%, and obtained a majority interest and voting control over Yamal Services SAS and consolidated the entity effective December 31, 2016.” Please see pages F-79 and F-83.

Interim Condensed Combined Financial Statements (Unaudited)

Notes to Interim Condensed Combined Financial Statements (Unaudited)

Note 14. Related Party Transactions

14.2 Transactions with TechnipFMC, page F-108

18.	Please revise the notes to the interim financial statements to disclose the components of Net Contributions From/Distributions To TechnipFMC for each period presented in the interim combined statements of changes in invested equity. Also, please revise to provide a reconciliation of Net Contributions From/Distributions To TechnipFMC in the statements of equity to the corresponding amounts presented in the combined statements of cash flows for each period. Your revised disclosures should be in a level of detail consistent with that provided in Note 25.2 of the audited financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-108 and F-109.

General

19.	In appropriate places, please describe the principle terms of your debt, including the Bridge Term Facility and New Revolving Credit Facility.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 75-76.

* * * *

Securities and Exchange Commission
December 18, 2020

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420, or Christopher Drewry of Latham & Watkins LLP, at (312) 777-7122.

Very truly yours,

Technip Energies B.V.

By:	/s/ Bruno Vibert
Name:	Bruno Vibert
Title:	Authorised Signatory

Cc:	Arnaud Pieton, Technip Energies B.V.
Ryan J. Maierson, Latham & Watkins LLP
Christopher Drewry, Latham & Watkins LLP